EXHIBIT 12

PROFESSIONAL VETERINARY PRODUCTS, LTD.

Computation of Ratio of Earnings to Fixed Charges
For the Five Years Ended July 31, 2008
(in thousands, except per share data)

	July 31	July 31	July 31	July 31	July 31
	2004	2005	2006	2007	2008
	(Restated)
Earnings:
Income before income taxes	$4,727	$4,028	$3,890	$3,859	$2,230
Plus interest expense	1,149	1,233	1,689	1,936	1,379
Earnings available for fixed charges	$5,876	$5,261	$5,579	$5,795	$3,609
Interest expense	$1,149	$1,233	$1,689	$1,936	$1,379
Ratio of earnings to fixed charges	5.11x	4.27x	3.30x	2.99x	2.62x